SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2021

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on June 4, 2021.

BUENOS AIRES, ARGENTINA – June 4, 2021 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”) (NASDAQ: CRESY), announces today that it has signed a sale agreement with possession of a fraction of 2,440 hectares of its “San Pedro” farm, which includes 1,950 productive hectares of agricultural activity and its historic property. The farm is located in the Department of Concepción del Uruguay, Entre Ríos province, and was acquired by CRESUD in 2005. After this operation, a remaining surface of approximately 3,580 hectares of the "San Pedro" farm is still owned by the Company.

The total amount of the operation was set at USD 8.6 million, of which USD 6.5 million have already been collected to date. The remaining balance of approximately USD 2.1 million will be paid in 3 installments: USD 0.8 million will be charged at the time of signing the deed of the fraction corresponding to the historic property of the “San Pedro” farm, scheduled for July 2021, USD 0,7 million in December 2021 and USD 0.6 million in December 2022.

The accounting result of the operation amounts to approximately ARS 283 million and will be recognized in the fourth quarter of the 2021 fiscal period.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
June 4, 2021